Ciudad Autónoma de Buenos Aires, April 13th, 2019

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform that the Board of Directors approved the resignation presented by Santiago Alberdi to his position as Director of the Company. The resignation obeys to personal reasons and will be effective as from the designation of its replacement by a Shareholders Meeting.

Sincerely,

Victoria Hitce

Head of Market Relations